Mail Stop 3561
                                                            August 29, 2018

Via E-mail
Brian Jackson
Manager
Esoteric Brewing Company, LLC
3713 Charloe Ct.
Cincinnati, OH 45227

       Re:       Esoteric Brewing Company, LLC
                 Amendment No. 5 to the Offering Statement on Form 1-A Filed August 22, 2018
                 File No. 024-10830

Dear Mr. Jackson:

        We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2018 letter.


Exhibit 11.1 Consent of Independent Auditor

1. Please include a currently dated consent of the independent auditor as an exhibit to your registration statement on Form 1-A.

        You may contact Linda Cvrkel at (202) 551-3813 or Craig Arakawa at
(202) 551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.
 Brian Jackson
Esoteric Brewing Company, LLC
August 29, 2018
Page 2

                                    Sincerely,

                                    /s/ James Lopez (for)

                                    John Reynolds
                                    Assistant Director
                                    Office of Beverages, Apparel, and
                                    Mining
cc:    Anthony R. Robertson, Esq.
       Graydon